VIOQUEST PHARMACEUTICALS, INC. 180 MT. AIRY ROAD SUITE 102 BASKING RIDGE, NJ 07920 (908) 766-4400
July 3, 2008

Via Edgar Transmission

Securities and Exchange Commission
Judiciary Plaza
100 F Street N.W.
Washington, D.C. 20459
Attn: Jeffrey Riedler

Re:	VioQuest Pharmaceuticals, Inc. (the “Company”)
Registration Statement on Form S-1
Filed May 23, 2008
File Number 333-151115

Dear Mr. Riedler:

This letter will respond on behalf of the Company to your comment letter, dated June 4, 2008, with respect to the Company’s Registration Statement on Form S-1, as filed on May 23, 2008 (the “Registration Statement”). To facilitate your review, we have included in this letter your original comments (in bold) followed by our responses, which have been numbered to correspond to your letter.

Form S-1
General

1.
Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the convertible note that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible note).

Response:

This question is not applicable to the Company since our Registration Statement did not register any securities underlying any convertible notes. In a private placement during June and July 2007, the Company issued a series of senior convertible promissory notes having a gross value of $3,700,000. However, all of those notes were converted into shares of our Series B Convertible Preferred Stock on March 14, 2008, as described below. Thus, the Company does not have any outstanding convertible notes.

July 3, 2008

Our Registration Statement registered the resale of the shares of our common stock underlying our Series A Convertible Preferred Stock and Series B Convertible Preferred Stock, as well as shares underlying various investor and placement agent warrants. The Company sold shares of Series A Convertible Preferred Stock in a private placement during March and April of 2008. A condition to the closing of the private placement was the conversion of the then outstanding senior convertible promissory notes into shares of our Series B Convertible Preferred Stock. Holders of a majority of the outstanding principal of the senior convertible promissory notes agreed to amend the terms of the notes to permit conversion into shares of Series B Convertible Preferred Stock and on March 14, 2008, the notes were converted. The senior convertible promissory notes were converted into shares of Series B Convertible Preferred Stock at the ratio of one share for each $1,000 of unpaid principal and accrued interest on the note. Each share of Series B Convertible Preferred Stock converts into our common stock at a price of $3.80 per share of common stock. As of the closing of the offering on April 9, 2008, 3,405.165 shares of Series B Convertible Preferred Stock were issued and outstanding. As of the close of trading on June 26, 2008, the market value of the shares of common stock underlying the Series B Convertible Preferred Stock was $313,633.60.

2.
Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate or a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible notes in this disclosure.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the convertible notes and the total possible payment to all selling shareholders and any of their affiliates in the first year following the sale of the convertible notes.

July 3, 2008

Response:

Upon the conversion of the senior convertible promissory notes on March 14, 2008, all of the Company’s outstanding convertible notes were cancelled and the Company had no further obligations to make interest payments. However, the Company’s senior convertible promissory note did accrue interest in the period between their issuance and the March 14, 2008 conversion. Pursuant to the terms of the conversion, the unpaid accrued interest was added to the note’s principal and the sum was used to determine the number of shares of Series B Convertible Preferred Stock to be issued to the former note holder. For instance, if an investor held a senior convertible promissory note in the amount of $10,000 and such note has unpaid accrued interest of $570, the principal and interest were aggregated to $10,570 and the investor received a 10.570 shares of Series B Convertible Preferred Stock. Attached as Exhibit A is a chart listing: (i) the investor’s names; (ii) the amount of the principal of each investor’s note as issued in June and July 2007; and (iii) the amount of accrued interest as of the close of business on March 13, 2008, the day before the conversion of the notes into the Series B Convertible Preferred Stock.

Pursuant to the placement of the Company’s Series A Preferred Stock, the Company paid Paramount BioCapital, Inc., placement agent commissions in the aggregate of approximately $207,000. The amount of the commissions was previously disclosed on pages 7 and 63 of our Registration Statement. Dr. Lindsay Rosenwald is the sole shareholder of Paramount BioCapital, Inc., and is the controlling executive of Capretti Grandi, LLC. Capretti Grandi, LLC, purchased 500 shares of the Company’s Series A Convertible Preferred Stock in our recent private placement.

3.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•
the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the convertible note, presented in a table with the following information disclosed separately:

•	the market price per share of the securities underlying the convertible note on the date of the sale of the convertible note;

•	the conversion price per share of the underlying securities on the date of the sale of the convertible note, calculated as follows:

-	if the conversion price per share is set at a fixed price, use the price per share established in the convertible note; and

-
if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible note and determine the conversion price per share as of that date;

July 3, 2008

•	the total possible shares underlying the convertible note (assuming no interest payments and complete conversion throughout the term of the note);

•
the combined market price of the total number of shares underlying the convertible note, calculated by using the market price per share on the date of the sale of the convertible note and the total possible shares underlying the convertible note;

•
the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the convertible note calculated by using the conversion price on the date of the sale of the convertible note and the total possible number of shares the selling shareholders may receive; and

•
the total possible discount to the market price as of the date of the sale of the convertible note, calculated by subtracting the total conversion price on the date of the sale of the convertible note from the combined market price of the total number of shares underlying the convertible note on that date.

If there are provisions in the convertible note that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example; if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

Response:

All of the Company’s senior convertible promissory notes were converted into shares of Series B Preferred Stock on March 14, 2008. Thus, the Company no longer has any outstanding convertible notes. Therefore, this question is not applicable. However, we have provided a table in our answer to Question 4 that sets forth the requested information for both the Series A Convertible Preferred Stock and the Series B Convertible Preferred Stock.

4.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•
the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed separately:

July 3, 2008

•	market price per share of the underlying securities on the date of the sale of that other security;

•	the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

-	if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

-
if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

•	the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

•
the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

•
the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

•
the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

Response:

In the table included below we have summarized the information as requested. Please note that the information included in the table below has been adjusted pursuant to the Company’s 1-for-10 reverse stock split effective on April 25, 2008.

July 3, 2008

Series A Convertible Preferred Stock
Market Price of Common Stock on April 8, 2008*	Fixed Conversion Price of Series A Stock	Total Number of Shares of Common Stock Underlying Series A Stock	Total Market Price of Shares Underlying Series A Stock	Aggregate Conversion Price of Shares at Fixed Conversion Price	Total Discount for Series A Purchasers
$0.80	$0.60	5,774,167	$4,619,285.60	$3,464,464.20	$1,154,821.40
* The final closing of the Series A Convertible Preferred Stock private placement occurred on April 9, 2008.

Series B Convertible Preferred Stock
Market Price of Common Stock on March 13, 2008*	Fixed Conversion Price of Series B Stock	Total Number of Shares of Common Stock Underlying Series B Stock	Total Market Price of Shares Underlying Series B Stock	Aggregate Conversion Price of Shares at Fixed Conversion Price	Total Discount for Series B Purchasers
$0.80	$3.80	896,096	$716,876.80	$3,405,164.80	($2,688,288)
* The Company issued the shares of Series B Convertible Preferred Stock upon the conversion of its senior convertible promissory notes on March 14, 2008.

5.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•	the gross proceeds paid or payable to the issuer in the convertible note transaction;

•	all payments that have been made or that may be required to be made by the issuer that are disclosed in response to comment 2;

•	the resulting net proceeds to the issuer; and

•
the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to comments 3 and 4.

July 3, 2008

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure - as a percentage - of the total amount of all possible payments as disclosed in response to comment 2 and the total possible discount to the market price of the shares underlying the convertible note as disclosed in response to comment 3 divided by the net proceeds to the issuer from the sale of the convertible notes, as well as the amount of that resulting percentage averaged over the term of the convertible notes.

Response:

All of the Company’s senior convertible preferred notes were converted into shares of Series B Convertible Preferred Stock on March 14, 2008. The information provided below relates to the Company’s issuance of senior convertible preferred notes on June 27, 2007 and July 3, 2007.

Aggregate Gross Proceeds	Placement Agent Fees and Commissions	Aggregate Net Proceeds to Company
$3,700,000	$256,025	$3,443,975

6.
Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

•	the date of the transaction;

•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

•
the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

•	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

•
the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

July 3, 2008

•	the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

•	the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

Response:

Please refer to the table attached as Exhibit B for the requested information.

7.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

•
the number of shares outstanding prior to the convertible note transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

•	the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

•
the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

•	the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

•	the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

Response:

We have disclosed elsewhere in this response information related to our convertible securities and since the Company does not have any outstanding convertible notes, this question is not applicable.

July 3, 2008

8.	Please provide us, with a view toward disclosure in the prospectus, with the following information:

•	whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

•
whether - based on information obtained from the selling shareholders - any of the selling shareholders have an existing short position in the company’s common stock and, if any of the selling shareholders have an existing short position in the company’s stock, the following additional information:

•	the date on which each such selling shareholder entered into that short position; and

•
the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible note transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible note transaction, before the filing or after the filing of the registration statement, etc.).

Response:

Since all of the Company’s senior convertible promissory notes were cancelled upon their conversion on March 14, 2008, the question of whether the Company has the financial ability to make payments on the overlying securities is not applicable. Furthermore, the Company does not at this time have any information that states that any of the selling shareholders have existing short positions on the Company’s stock.

9.	Please provide us, with a view toward disclosure in the prospectus, with:

•
a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) - the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes; and

July 3, 2008

•
copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

Response:

Other than the Company’s placement agency agreement with Paramount BioCapital, Inc., and Gunn Allen Financial related to the sales of the Company’s senior convertible promissory notes in June and July 2007, the Company has no other relationship or arrangements relating the issuance of the senior convertible promissory notes. The Company disclosed the nature of the placement agency agreement in its Current Report on Form 8-K, filed on July 6, 2007.

Brian Lenz, the Company’s Chief Financial Officer, and Michael Weiser, one of the Company’s Directors, both invested in the Company’s offering of its senior convertible promissory notes in June and July 2007. Mr. Lenz was issued a senior convertible promissory note in the amount of $5,000. Upon the conversion of Mr. Lenz’s note into shares of the Company’s Series B Convertible Preferred Stock on March 14, 2008, the note had accrued $285 in interest. Mr. Lenz purchased 5 shares of our Series A Convertible Preferred Stock on April 9, 2008. Pursuant to the terms of the Series B Convertible Preferred Stock, as set forth in the Company’s Certificate of Designation filed with the Delaware Secretary of State (filed as Exhibit 3,1 to the Company's Form 8-K filed on March 20, 2008), Mr. Lenz converted an equal amount of his Series B Convertible Preferred Stock into shares of Series A Convertible Preferred Stock on a dollar-for-dollar basis. Thus, Mr. Lenz currently holds 10 shares of the Company's Series A Convertible Preferred Stock. Mr. Weiser was issued a senior convertible promissory note in the amount of $10,000. Upon the conversion of Mr. Weiser’s note into shares of the Company’s Series B Convertible Preferred Stock on March 14, 2008, the note had accrued $570 in interest.

10.
Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement. In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the “Selling Shareholders” section of the prospectus.

Response:

The Company determined the number of shares it seeks to register in connection with this Registration Statement by assuming the conversion of all of the Company’s issued Series A Convertible Preferred Stock and Series B Convertible Preferred Stock, as assuming the exercise of all of the warrants issued to the investors and the placement agents in both the 2007 private placement of the convertible promissory notes, as well as the 2008 private placement of the Series A Convertible Preferred Stock.

July 3, 2008

11.
With respect to the shares to be offered for resale by each selling security holder that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that shareholder.

Response:

The Company previously provided the requested information in the Selling Shareholder table included in the Registration Statement.

Private Placement Transactions

12.
We note that you are registering 10,413,409 shares of common stock, which appear to include common stock issuable upon the exercise of outstanding warrants and shares issuable upon conversion of your preferred stock. We also note your description on page 7 where you provide a brief description of the private placement transactions pursuant to which you appear to have issued certain convertible preferred stock and warrants. However, your disclosure is unclear as to which shares are outstanding and which shares are to be issued on the conversion of the preferred stock. Please revise your document to clarify which shares are outstanding, if any, and which shares are to be issued upon the conversion of the preferred stock.

Response:

As of the date of this letter, none of the shares of common stock underlying the Company’s Series A Convertible Preferred Stock or Series B Convertible Preferred Stock have been issued or are outstanding. The Company will clarify this point in our subsequent prospectus.

13.
Additionally, please revise your document to provide a complete description of all the private placement transactions for which you are registering shares of common stock in this registration statement. This disclosure should be provided for in one section of your document. Your revised disclosure should include the date of the private placement transactions; number of participants in each private placement transaction; the type of securities issued as well as the total amount of common stock underlying such securities, if applicable; the total amount the company raised in each private placement transaction; the amount paid by the each participant; and any applicable exercise prices.

July 3, 2008

Response:

The Company disclosed the requested information in Item 15 of the Registration Statement.

Please do not hesitate to contact the undersigned with any questions or comments you may have regarding this filing.

Very truly yours,

/s/ Brian Lenz

Chief Financial Officer
VioQuest Pharmaceuticals, Inc.

cc:	Bill Mower
Laurence J. Reszetar

Exhibit A

Investor Name	Amount of Convertible Promissory Note	Interest Through March 13, 2008
Thomas & Denise M. Nudo	$225,000.00	$12,820
Neel B. Ackerman and Martha N. Ackerman	$200,000.00	$11,396
Frank Calcutta	$150,000.00	$8,547
S. Alan Lisenby	$150,000.00	$8,547
Pershing LLC as Custodian for Howard M. Tanning	$125,000.00	$7,122
Carolyn Taylor	$100,000.00	$5,698
Stephen Gerber	$100,000.00	$5,698
Louis R. Reif	$80,000.00	$4,558
Lucile Slocum	$80,000.00	$4,558
Gregg Dovolis	$75,000.00	$4,273
Praful Desai	$75,000.00	$4,273
Robert Guercio	$75,000.00	$4,273
John O. Dunkin	$50,000.00	$2,849
Lee P. Bearsch	$50,000.00	$2,803
Michael Cushing	$50,000.00	$2,803
David Pudelsky & Nancy Pudelsky	$30,000.00	$1,709
Alan Platner	$25,000.00	$1,402
Franz Family Trust	$25,000.00	$1,424
Jerome Shinkay	$25,000.00	$1,424
Ronald P. Laurain	$25,000.00	$1,424
Stephen H. Lebovitz	$25,000.00	$1,424
Suzanne Schiller	$25,000.00	$1,424
William Silver	$25,000.00	$1,424
George L. Seward	$25,000.00	$1,402
Jesus A. Anaya	$25,000.00	$1,402
Robert Joseph	$25,000.00	$1,402
Ennino DePianto	$25,000.00	$1,402
David Benadum	$20,000.00	$1,140
M.H. Yokoyama & J.S. Venuti Family Trust dated 4/95	$12,500.00	$701
Vernon L. Simpson	$25,000.00	$1,402
CSA Biotechnology Fund, LLC	$1,250,000.00	$71,228
Cranshire Capital, LP	$250,000.00	$14,017
Daniel E. Greenleaf	$17,500.00	$997
Michael Weiser	$10,000.00	$570
Vincent M.Aita	$10,000.00	$570
Brian Lenz	$5,000.00	$285
Clarksons	$200,000.00	$11,213
Joe Nitti	$10,000.00	$561

Exhibit B

	CURRENT TRANSACTION			PRIOR TRANSACTIONS
Name	Shares Beneficially Owned Before Offering	Conversion of Series B Convertible Preferred Stock	No. of Shares Issuable upon Exercise of Warrants	Transaction	Shares Beneficially Owned Before Offering	Common Stock	No. of Shares Issuable upon Exercise of Warrants	Transaction	Shares Beneficially Owned Before Offering	Common Stock	No. of Shares Issuable upon Exercise of Warrants
Neel B. Ackerman and Martha N. Ackerman	110,376	55,630	13,157	C	41,580	30,800	10,780
Vincent M. Aita	31,009	2,781	657
Jesus A. Anaya	8,591	6,947	1,644
Lucille S. Ball Revocable Trust	29,214	23,622	5,592
Lee P. Bearsch	17,184	13,895	3,289
David Benadum	20,486	5,563	1,315	C	13,608	10,080	3,528
Frank Calcutta	66,710	41,722	9,868	C	15,120	11,200	3,920
Duane Clarkson	22,340	18,064	4,276
Clarkson Trust	46,399	13,895	3,289
Cranshire Capital, LP	111,087	69,478	16,447	A	25,163	14,496	10,666
CSA Biotechnology Fund, LLC	1,965,014	216,112	82,236
Michael Cushing	17,184	13,895	3,289
Ennino DePianto	16,151	6,947	1,644	C	7,560	5,600	1,960
Praful Desai	32,599	20,861	4,934	C	6,804	5,040	1,764
Gregg Dovolis	32,599	20,861	4,934	C	6,804	5,040	1,764
John O. Dunkin	30,804	13,907	3,289	C	13,608	10,080	3,528
Franz Family Trust	8,597	6,953	1,644
Stephen Gerber	34,393	27,815	6,578
Daniel E. Greenleaf	189,512	4,867	1,151
Robert Guercio	39,403	20,861	4,934	C	13,608	10,080	3,528
Robert Joseph	8,591	6,947	1,644
Ronald P. Laurain	8,597	6,953	1,644
Stephen H. Lebovitz	8,597	6,953	1,644
Brian Lenz	53,571	75	328
S. Alan Lisenby	78,806	41,722	9,868	C	27,216	20,160	7,056
M.H. Yokoyama & J.S. Venuti Family Trust dated 4/95	4,295	3,473	822
Joe Nitti	3,436	2,779	657
Thomas & Denise M. Nudo	77,396	62,584	14,802
Alan Platner	18,149	6,947	1,644	C	9,558	7,080	2,478
David Pudelsky & Nancy Pudelsky	21,657	8,344	1,973	C	11,340	8,400	2,940
Louis R. Reif	54,731	22,252	5,263	C	27,216	20,160	7,056
Suzanne Schiller	15,401	6,953	1,644	C	6,804	5,040	1,764
George L. Seward	8,591	6,947	1,644
Jerome Shinkay	8,597	6,953	1,644
William Silver	15,401	6,953	1,644	C	6,804	5,040	1,764
Vernon L. Simpson	8,591	6,947	1,644
Lucile Slocum	42,635	22,252	5,263	C	15,120	11,200	3,920
Pershing LLC as Custodian for Howard M. Tanning	84,571	34,768	8,223	C	41,580	30,800	10,780
Carolyn Taylor	43,463	27,815	6,578	C	9,072	6,720	2,320
Michael Weiser	200,601	2,781	657	B	189,206	119,901	28,000
GunnAllen Financial, Inc.	75,250	-	75,250	C	6,074	-	6,074
Harris Lydon (See Series A Offering)	232,895	-	32,895	C	1,826	-	1,826	B	7,407	2,141	500
Name	Shares Beneficially Owned Before Offering	No. of Shares Issuable upon conversion of Series A	No. of Shares Issuable upon Exercise of Warrants	Transaction	Shares Beneficially Owned Before Offering	Common Stock	No. of Shares Issuable upon Exercise of Warrants	Transaction	Shares Beneficially Owned Before Offering	Common Stock	No. of Shares Issuable upon Exercise of Warrants
AB Capital, L.P.	150,000	100,000	50,000
Adams Market Neutral, LLLP	75,000	50,000	25,000
Fernando Ahumada	100,000	66,667	33,333	A	7,466	5,333	2,133
Jorge Ahumada	50,000	33,333	16,667	A	9,333	6,666	2,666
Balanced Investment	187,500	125,000	62,500	A	48,666	13,333	5,333
Alp Benadrete	56,250	37,500	18,750
Izzet Benadrete	125,000	83,333	41,667
Capretti Grandi, LLC	1,250,000	833,333	416,667
Tim P. Cooper	50,000	33,333	16,667
Russell H. Ellison	25,000	16,667	8,333
Boulevard Georges	170,000	113,333	56,667
Steven T. Glass	62,500	41,667	20,833
Ben Heller	200,000	133,333	66,667
Elliot H. Herskowitz IRA Rollover	125,000	83,333	41,667
Neil Herskowitz IRA Rollover	125,000	83,333	41,667
High Glen Properties Limited	250,000	166,667	83,333
David Jaroslawicz	200,000	133,333	66,667	A	8,000	-	8,000
Daniel U. Kelves & BettyAnn Kelves	12,500	8,333	4,167	A	4,666	3,333	1,333
Charles Hartman King	62,500	41,667	20,833
CSA Biotechnology Fund II	2,916,667	1,666,667	833,333
Klaus Kretschmer	500,000	333,333	166,667	C	54,000	40,000	14,000
Nicholas B. Kronwall Trust Dated 11/12/69	25,000	16,667	8,333	A	11,416	3,333	1,333	C	11,516	5,000	1,750
Brian Lenz	53,571	16,667	8,333
Javier Livas	25,000	16,667	8,333
Harris Lydon (See Series B Offering)	232,895	16,667	183,333	A	7,407	-	4,766
Susan and Harry Newton, JTWROS	125,000	83,333	41,667	A	41,500	2,000	8,000	C	41,500	2,000	8,000
Mario Pasquel and Begona Miranda	25,000	16,667	8,333	A	6,481	3,333	1,333
Neal Polan	62,500	41,667	20,833
Elke R de Ramirez	25,000	16,667	8,333	A	3,313	1,333	5,333
Riverside Contracting, LLC	375,000	250,000	125,000	A	40,922	6,666	2,626	C	40,922	20,000	7,000
Robert Roth	25,000	16,667	8,333
Roberto Segovia	22,500	15,000	7,500	A	6,490	2,666	1,066
South Ferry #2 LP	1,250,000	833,333	416,667
Starlight Investment Holdings Limited	250,000	166,667	83,333
Tokenhouse Trading PTE Ltd.	125,000	83,333	41,667	A	58,916	13,333	5,333	C	58,916	15,000	5,250

Lindsay A. Rosenwald	1,886,002	-	251,666	A	342,599	-	61,629	C	347,099	-	4,500
Lindsay A. Rosenwald				B	342,599	115,619	27,000
Karl Ruggeberg	40,667	-	40,667	A	5,924	-	3,283	C	4,942	-	4,942
Karl Ruggeberg				B	5,924	2,141	500

Justin Welling	1,667	-	1,667
Ece Marcelli	23,416	-	23,416

Michael D. Becker	5,000
Stephen C. Rocamboli	95,840			B	86,333	61,663	14,400
Edward C. Bradley, M.D.	47,667
Johnson Y.N. Lau, M.D., Ph.D.	33,000
Paramount BioCapital Investments LLC				B	39,283	39,283	-
Lester Lipschutz	1,054,136			B	1,054,136	699,283	163,300

NOTE - ALL SHARE AMOUNTS AND STOCK PRICES ARE REPORTED IN POST-SPLIT NUMBERS

Transaction Notes

A - October 2005 Private Placement - 4,672,951 shares were outstanding prior to this transaction; 2,541,106 of which were held by non-affiliates. 1,117,997 shares of common stock and 558,997 shares issuable upon exercise of warrants (exercisable at $10.00) were issued in this offering. Shares issued were approximately 39.6% of the number of shares held by non-affiliates. The market (closing) price of the common stock was $8.50 immediately prior to this offering. The purchase price for the shares in the offering was $7.50.

B - Shares issued to former stockholders of Greenwich Therapeutics, Inc. - 4,672,951 shares were outstanding prior to this transaction; 2,541,106 of which were held by non-affiliates. 1,712,879 shares of common stock and 400,000 shares issuable upon exercise of warrants (exercisable at $14.10) were issued in this offering. Shares issued were approximately 67.4% of the number of shares held by non-affiliates. The market (closing) price of the common stock was $8.50 immediately prior to this offering. The purchase price for the shares in the offering was valued at $7.00 per share.

C - October 2006 Private Placement - 5,462,111 shares were outstanding prior to this transaction; 3,176,236 of which were held by non-affiliates. 789,160 shares of common stock and 315,664 shares issuable upon exercise of warrants (exercisable at $7.30) were issued  in this offering. Shares issued were approximately 24.8% of the number of shares held by non-affiliates. The market (closing) price of the common stock was $5.80 immediately prior to this offering. The purchase price for the shares in the offering was $5.00.